Exhibit 21

Subsidiaries of the Registrant

Name	State of Incorporation

East Boston Savings Bank	Massachusetts (direct)

Meridian Interstate Funding Corporation	Massachusetts (direct)

Prospect, Inc.	Massachusetts (indirect)

EBOSCO, LLC	Massachusetts (indirect)

Berkley River Bend Estates, LLC	Massachusetts (indirect)

East Boston Investment Services, Inc.	Massachusetts (indirect)

Investment in Affordable Home Ownership, LLC	Massachusetts (indirect)